As filed with the Securities and Exchange Commission on October 18, 1999

                                             Registration No. __________


          SECURITIES AND EXCHANGE COMMISSION

                Washington, D.C.  20549

                       FORM 8-A
   FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
       PURSUANT TO SECTION 12(b) OR 12(g) OF THE
            SECURITIES EXCHANGE ACT OF 1934





             MARSHALL & ILSLEY CORPORATION
(Exact name of registrant as specified in its charter)

        Wisconsin                                    39-0968604
(State of incorporation or organization)  (I.R.S. Employer Identification No.)



770 North Water Street, Milwaukee, Wisconsin      53202
(Address of principal executive offices)        (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                Name of each exchange in which
   to be so registered                each class is to be registered

    Common Stock, par                    New York Stock Exchange
  value $1.00 per share



   If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

   If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

   If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange
Act and is effective pursuant to General Instruction
A.(c), check the following box. [X]

   If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange
Act and is effective pursuant to General Instruction
A.(d), check the following box. [ ]

   Securities Act registration statement file number to which this form relates:

                    (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                         None
                   (Title of class)


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    INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   Description of Registrant's Securities to be Registered.

     This statement relates to the registration of shares of Common Stock, $1.00 par value, of Marshall
& Ilsley Corporation, a Wisconsin corporation
("M&I"), on the New York Stock Exchange, Inc.
("NYSE"). Such shares are presently quoted on the Nasdaq National Market System ("Nasdaq"). Upon the commencement of trading of Common Stock on the NYSE, M&I intends to withdraw its inclusion of Common
Stock on Nasdaq.

             Description of Capital Stock

     The authorized capital stock of M&I currently consists of 160,000,000 shares of Common Stock, $1.00 par value, and 5,000,000 shares of Preferred
Stock, $1.00 par value (the "M&I Preferred Stock"), of which 2,000,000 shares have been designated by the M&I Board of Directors (the "M&I Board") as
Series A Convertible Preferred Stock, $1.00 par value (the "M&I Series A Preferred Stock"). As of
July 31, 1999, there were 103,137,325 shares of Common Stock and 685,314 shares of Series A
Convertible Preferred Stock outstanding.


     The following summary of the M&I Common Stock, the M&I Preferred Stock and the M&I Series A
Preferred Stock does not purport to be a complete description of the applicable provisions of the M&I
Restated Articles of Incorporation (the "M&I
Articles") and By-Laws (the "M&I By-Laws"), as amended, or of applicable statutory or other law, and is qualified, in its entirety, by reference thereto.

M&I Common Stock

     Voting. Each holder of M&I Common Stock is entitled at each shareholders' meeting of M&I, as to each matter to be voted upon, to cast one vote, in person or by proxy, for each share of M&I Common
Stock registered in his or her name on the stock transfer books of M&I, except to the extent that the voting power of shares held by any person in excess of 20% of the voting power in the election of directors may be limited (in voting on any matter) to one-tenth of the full voting power of those shares under Section 180.1150 of the Wisconsin
Business Corporation Law (the "WBCL"). Such voting rights are not cumulative.

     Dividends. The holders of M&I Common Stock are entitled to receive dividends, when, as and if declared by the M&I Board out of any funds legally available therefor after dividends have been paid to the holders of the M&I Preferred Stock.

     Liquidation. Upon liquidation of M&I, the holders of M&I Common Stock are entitled to receive the net assets of M&I after satisfaction in full of the prior rights of creditors of M&I and holders of the M&I Preferred Stock.

     Miscellaneous.  M&I Common Stock is not
convertible into shares of any other class of capital stock. Holders of M&I Common Stock are not and will not be entitled to any preemptive rights.
The issued and outstanding shares of M&I Common
Stock are fully paid and non-assessable (except as otherwise provided under Section 180.0622(2)(b) the
WBCL).

M&I Preferred Stock

     The M&I Preferred Stock is issuable in one or more series and, with respect to any series, the M&I
Board, subject to certain limitations, is authorized to: (a) fix the number of shares; (b) designate any series and the number of shares which shall constitute the series; (c) determine voting rights;
(d) determine dividend rates, payment dates and whether dividends shall be cumulative; (e) determine the amount per share payable on the shares of each series in the event of the liquidation or dissolution or winding up of M&I; (f) determine any redemption provisions; (g) determine any sinking fund provisions; (h) determine any conversion provisions;

and (i) determine any other terms,
limitations and relative rights and preferences of the series as may lawfully be determined by the Board of Directors and shall not be inconsistent with the M&I Articles and the WBCL.

     Shares of M&I Preferred Stock that are
redeemed, repurchased or otherwise acquired by M&I shall be returned and restored to the status of authorized, unissued shares, but may be reissued only as a part of the M&I Preferred Stock other than the series of which they were originally a part.

M&I Series A Preferred Stock

     Voting.  The holders of M&I Series A Preferred
Stock only have voting rights as provided by the WBCL, which generally occurs only if a proposed amendment to the M&I Articles or a merger or share exchange would affect the M&I Series A Preferred
Stock.

     The WBCL provides that whenever an amendment shall affect the holders of shares of one or more but not all the series of any preferred or special class, at the time outstanding, the holders of the outstanding shares of the series affected shall be deemed a separate class and entitled to vote as a class on such amendment.

     Dividends.  The holders of M&I Series A
Preferred Stock are entitled to receive cash dividends when and as cash dividends are declared and become payable with respect to the M&I Common
Stock equal to the amount of cash dividend that such holder would have received had such holder converted
M&I Series A Preferred Stock into M&I Common Stock.
Dividends on M&I Series A Preferred Stock are noncumulative. Holders of M&I Series A Preferred
Stock are not entitled to any other earnings of M&I, except for the preference, if any, as may be payable in case of liquidation, dissolution or winding up.

     Liquidation. In the event of any liquidation, dissolution, or winding up of M&I, the holders of M&I Series A Preferred Stock shall be entitled to receive $100 per share plus an amount equal to all dividends, if any, which have accrued thereon as the result of the declaration of dividends on the M&I
Common Stock but which remain unpaid to the date of distribution. If, upon any liquidation, dissolution or winding up of M&I, the assets of M&I to be paid or distributed to the holders of the shares of the M&I Preferred Stock shall be insufficient to pay in full the M&I Series A Preferred Stock liquidation preference and the liquidation preference of any other equally ranking series of M&I Preferred Stock, then such assets shall be shared ratably by the holders of M&I Series A Preferred Stock and such other series of M&I Preferred Stock.

     Conversion.  The holders of M&I Series A
Preferred Stock have the right to convert such shares into shares of M&I Common Stock at any time.
The M&I Series A Preferred Stock shall be valued at
$100 for the purposes of such conversion. The price at which shares of M&I Common Stock shall be delivered upon conversion is at the same ratio that the M&I Common Stock was exchanged for M&I Series A
Preferred Stock.

Certain Provisions of the Wisconsin Business Corporation Law

     Section 180.0622(2)(b) of the WBCL provides that shareholders of Wisconsin domestic corporations are personally liable, up to the par value of their shares ($1.00 per share in the case of the M&I
Common Stock), for all debts owed by the corporation to employees for services performed but not exceeding six months' service in any one case.
While the WBCL specifies that such liability is limited to the par value of the shares, par value has been interpreted by a Wisconsin court to mean the consideration paid to the corporation for its shares.

     Restrictions  on Business Combinations.   Sections
180.1130 to 180.1134 of the WBCL provide generally that
for  a  "resident domestic corporation," such  as  M&I,
business  combinations not meeting fair price standards
specified  in  the  statute must  be  approved  by  the
affirmative  vote  of at least (1)  80%  of  the  votes
entitled to be cast by the outstanding voting shares of
the  corporation,  and  (2)  two-thirds  of  the  votes
entitled  to  be cast by the holders of  voting  shares
that  are  not  beneficially owned  by  a  "significant
shareholder"  or  an  affiliate  or  associate   of   a
significant   shareholder  who  is  a  party   to   the
transaction.   This requirement is in addition  to  any
vote  that  may be required by law or the M&I Articles.
The  term  "business  combination"  means,  subject  to
certain exceptions, a
merger or share exchange  of  the
resident  domestic  corporation (or any  subsidiary  of
that   corporation)  with,  or  the   sale   or   other
disposition  of substantially all of the  property  and
assets  of  the resident domestic corporation  to,  any
significant  shareholder or affiliate of a  significant
shareholder.  "Significant shareholder" means a  person
that  is  the  beneficial owner of 10% or more  of  the
voting  power of the outstanding voting shares  of  the
resident   domestic   corporation.    These   statutory
sections also restrict the repurchase of shares and the
sale   of  corporate  assets  by  a  resident  domestic
corporation in response to a takeover offer.

     Sections 180.1140 to 180.1144 of the WBCL prohibit
certain  "business  combinations" between  a  "resident
domestic  corporation"  and an  interested  stockholder
within three years after the date such person became an
interested stockholder, unless the business combination
or  the  acquisition  of  the interested  stockholder's
stock  has  been approved before the stock  acquisition
date  by  the  corporation's board  of  directors.   An
"interested   stockholder"  is  a  person  beneficially
owning  10%  or  more  of  the  voting  power  of   the
outstanding  voting  stock of such corporation.   After
the  three-year period, a business combination with the
interested stockholder may be consummated only with the
approval  of  the holders of a majority of  the  voting
stock   not   beneficially  owned  by  the   interested
stockholder at a meeting called for that purpose, unless the business combination satisfies specified adequacy-of-price standards intended to provide a fair price for shares held by disinterested stockholders.

     Control  Share Voting Restrictions.  Under Section
180.1150(2) of the WBCL, the voting power of shares of a "resident domestic corporation" that are held by any person in excess of 20% of the voting power are limited
(in voting on any matter) to 10% of the full voting power of those excess shares, unless otherwise provided in the articles of incorporation or unless full voting rights have been restored at a special meeting of the shareholders called for that purpose. This statute is designed to protect corporations against uninvited takeover bids by reducing to one-tenth of their normal voting power all shares in excess of 20% owned by an acquiring person. Section 180.1150(3) excludes shares held or acquired under certain circumstances from the application of Section 180.1150(2), including (among others) shares acquired directly from M&I and shares acquired in a merger or share exchange to which M&I is a party.

     Constituency Provision. Under Section 180.0827 of the WBCL, in discharging his or her duties to the corporation and in determining what he or she believes to be in the best interests of the corporation, a director or office may, in addition to considering the effects of any action on the corporation's shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which the corporation operates and any other factors that the director or officer considers pertinent.

Certain Provisions of the M&I Articles and By-Laws

     Certain provisions of the M&I Articles and By-
Laws would have an effect of delaying, deferring or preventing a change in control of M&I with respect to certain significant corporate transactions.

     Authorized Capital Stock. The M&I Articles authorize the issuance of up to 165,000,000 shares of capital stock, consisting of 160,000,000 shares of M&I Common Stock, of which 103,137,325 shares were issued and outstanding as of July 31, 1999, and up to 5,000,000 shares of M&I Preferred Stock. M&I
Preferred Stock is issuable in series, each having such rights and preferences as the M&I Board may, by adoption of an amendment of the M&I Articles, fix and determine. As of July 31, 1999, 685,314 shares of M&I Series A Preferred Stock were issued and outstanding. The availability of authorized shares for issuance could render more difficult or discourage a merger, tender offer, proxy contest or other attempt to obtain control of M&I.

     Required Vote.  Pursuant to 180.1706(l) of the
WBCL, except as otherwise provided in a
corporation's articles of incorporation or by-laws, any amendment to the articles of incorporation, merger, or certain other events involving a corporation organized before January 1, 1973, which did not expressly elect before January 1, 1991 to be governed by a majority or greater voting requirement, must be approved by the affirmative vote of two-thirds of the shares entitled to vote at a meeting called for that purpose. The M&I Articles were amended prior to January 1, 1991 to reduce the vote required for a merger, consolidation or certain other extraordinary events to a majority vote of the M&I capital stock entitled to vote, provided that three-quarters of the M&I Board shall have approved the transaction. The M&I Articles were not amended prior to January 1, 1991 to reduce the vote required to amend the M&I Articles. Consequently, any amendment to the M&I Articles requires the affirmative vote of two-thirds of the outstanding shares of M&I capital stock entitled to vote at a meeting called for that purpose. The requirement that two-thirds of the outstanding shares of M&I capital stock entitled to vote at a meeting to approve any amendment to the M&I Articles could make it more difficult for any party seeking to take control of M&I through a merger, tender offer, proxy contest, or otherwise to amend the M&I Articles in furtherance of any such action, such as the repeal of provisions classifying the M&I Board or permitting the removal of directors other than for "cause."

     Size and Classification of Board of Directors.
The M&I Articles and By-Laws provide that the M&I
Board will consist of not less than three directors
(exclusive of directors, if any, elected by the holders of one or more classes or series of M&I
Preferred Stock pursuant to the M&I Articles applicable thereto), the number of which may be established within such limits by resolution adopted by the affirmative vote of a majority of the entire
Board of Directors then in office; provided, that, the Board of Directors may not decrease the number if the term of any incumbent director would thereby be effected. M&I's Board of Directors is classified into three classes, with directors serving staggered three-year terms. The classification of the M&I
Board could render more difficult or discourage attempts to obtain control of M&I through the election of directors to the M&I Board. A party seeking to obtain control of M&I through the election of directors could not elect a majority of the directors of the M&I Board at a single meeting held for the purpose of electing directors. A minimum of two meetings held for the purpose of electing directors would be necessary for any such party to elect a majority of the M&I Board.

     Removal of Directors for "Cause." Exclusive of directors, if any, elected by holders of one or more classes of M&I Preferred Stock, holders of M&I
Common Stock may remove a director only for "cause" and then only by a vote of two-thirds of the outstanding shares of capital stock of M&I entitled to vote at a meeting of shareholders called for that purpose. "Cause" is defined solely as malfeasance arising from the performance of a director's duties which has a materially adverse effect on the business of M&I. This provision could deter or discourage a party seeking to obtain control of M&I by removing one or more directors from the M&I
Board.

     Advance Notice of Proposals to be Brought at the Annual Meeting. Pursuant to Section 2.5 of the
M&I By-Laws, any shareholder who intends to bring business before an annual meeting of shareholders must provide M&I with notice of such intention, the nature of such proposal, the reasons for conducting such business at the annual meeting and certain information regarding the shareholder bringing the proposal not less than 90 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year.
This provision could render more difficult or discourage an attempt to obtain control of M&I through a proposal brought before an annual meeting of shareholders. M&I would have to be given advance notice of any such proposal in accordance with the M&I By-Laws which notice to M&I may discourage the making of such proposal.

     Advance Notice of Nominations of Directors.
Pursuant to Article VI of the M&I Articles and
Section 2.6 of the M&I By-Laws, any shareholder who intends to nominate directors for election at a meeting called for that purpose must provide M&I with notice of such intention, a written consent of the nominee to serve as a director, certain information regarding the proposed nominee and certain information regarding the nominating shareholder not less than 90 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year.
This provision could deter or discourage a party seeking to obtain control of M&I by electing directors to the M&I Board. Any such party would be required to comply with the M&I Articles and M&I By-
Laws in nominating directors to the M&I Board and such compliance could deter or discourage such party from nominating directors to the M&I Board.

     Certain Business Combinations.  Article XI of
M&I's Articles provides that an affirmative vote of 80% of M&I's outstanding capital stock entitled to vote in the election of directors voting together as a single class, or two-thirds of the shares entitled to so vote excluding shares of M&I capital stock held by an "interested stockholder" (as hereinafter defined), is required to approve a merger or other business combination involving M&I, or any subsidiary, and any interested stockholder or an affiliate or associate of an interested stockholder

(excluding M&I or any subsidiary thereof or employee benefit plan for the benefit of employees of M&I or its subsidiaries).

     An interested stockholder refers to (a) the beneficial owner of more than 10% of M&I's outstanding capital stock entitled to vote in the election of directors, (b) an affiliate or associate of M&I that at any time within the two-year period preceding the combination was a beneficial owner of 10% or more of the outstanding M&I capital stock entitled to vote in the election of directors or (c) an assignee of or successor to any M&I capital stock entitled to vote in the election of directors previously beneficially owned within the two year period preceding the combination by another interested stockholder, if such assignment or succession occurred involved a transaction not involving a public offering within the meaning of the Securities Act.

     These provisions of the M&I Articles do not apply if (a) the consideration offered in connection with such transaction ratifies certain "fair price" requirements or (b) a majority of the "disinterested directors" (defined as a director who is not affiliated with the interested stockholder and who either was (i) a member of the M&I Board prior to the date that the interested stockholder became such or (ii) elected or recommended for election by a majority of the disinterested directors in office at the time such director was nominated for election) approves the transaction. The supermajority voting provisions could deter or discourage an "interested stockholder" from proposing or pursuing a business combination with M&I.

Item 2.   Exhibits.

     None.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant)   Marshall & Ilsley Corporation

Date:          October 15, 1999

By:            /s/M.A. Hatfield
               --------------------------------------------------
               M.A. Hatfield, Senior Vice President and Secretary